Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144219
NATURAL HEALTH TRENDS CORP.
1,759,307 shares of common stock issuable upon conversion of Series A preferred stock
2,059,307 shares of common stock issuable upon exercise of warrants
     This prospectus relates to the disposition by the selling stockholders listed on pages 21-23 or their transferees, of up to 1,759,307 shares of our common stock issuable upon conversion of Series A preferred stock and up to 2,059,307 shares of our common stock issuable upon the exercise of warrants held by the selling stockholders. We will receive no proceeds from the disposition of shares of our common stock by the selling stockholders. We will receive proceeds of $3.80 to $5.00 per share from the exercise of any of the warrants.
     For a description of the plan of distribution of the shares, please see page 23 of this prospectus.
     Our common stock is quoted on The NASDAQ Global Market under the symbol “BHIP.” The closing price of our common stock on August 23, 2007 was $3.15 per share.
     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PLEASE READ THE “RISK FACTORS” BEGINNING ON PAGE 4.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of the prospectus is August 27, 2007.

You should rely only on the information contained in or incorporated by reference into this document or to which we have referred you. We have not, and the selling stockholders have not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in this prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this prospectus, other than statements of historical facts, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives are forward-looking statements. When used in this prospectus, the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “could,” “would,” “may,” “plan,” “predict,” “pursue,” “continue,” “feel” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.
     We cannot guarantee future results, levels of activity, performance or achievements, and you should not place reliance on our forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in “Risk Factors,” and elsewhere in this prospectus. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. In addition, any forward-looking statements represent our expectation only as of the date of this prospectus and should not be relied on as representing our expectations as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change.
     Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus under “Risk Factors.”
     Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in our Annual Report on Form 10-K, incorporated by reference into this prospectus, including under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our financial statements and the related notes.
     Forward-looking statements in this prospectus speak only as of the date hereof. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to prospectus any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law. Unless otherwise noted, the terms “we,” “our,” “us,” “Company,” refer to Natural Health Trends Corp. and its subsidiaries.

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our common stock under the caption “Risk Factors,” and the documents incorporated by reference in the section entitled “Incorporation of Certain Documents by Reference” before making an investment decision. Some of the statements in this summary constitute forward-looking statements. For more information, please see “Cautionary Note Regarding Forward-Looking Statements.”
     We are an international direct-selling and e-commerce organization headquartered in Dallas, Texas. Subsidiaries controlled by us sell personal care, wellness, and “quality of life” products under the “NHT Global” brand to an independent distributor network that either uses the products themselves or resells them to consumers. Prior to June 1, 2006, we marketed our “NHT Global” branded products under the name “Lexxus International.”
     Our majority-owned subsidiaries have an active physical presence in the following markets: North America, which consists of the United States and Canada; Greater China, which consists of Hong Kong, Macau, Taiwan and China; Southeast Asia, which consists of Singapore, the Philippines and Indonesia; Australia and New Zealand; South Korea; Japan; Latin America, which primarily consists of Mexico; and Slovenia.
     We seek to be a leader in the direct selling industry serving the health and wellness marketplace by selling our products into multiple venues and markets through our direct selling marketing operations. Our objectives are to enrich the lives of the users of our products and enable our distributors to benefit financially from the sale of our products.
     We were originally incorporated as a Florida corporation in 1988. We merged into one of our subsidiaries and re-incorporated in the State of Delaware effective June 29, 2005. We maintain executive offices at 2050 Diplomat Drive, Dallas, Texas 75234 and our telephone number is (972) 241-4080. Our website is located at www.naturalhealthtrendscorp.com. The information provided on our website should not be considered part of this prospectus.
Private Placement Financing
     On May 4, 2007, we consummated a private placement financing generating gross proceeds of approximately $3.0 million. The financing consisted of the sale of 1,759,307 shares of our Series A preferred stock at a purchase price of $1.70 per share, and warrants representing the right to purchase 1,759,307 shares of our common stock at a purchase price of $0.00001 per underlying share. The selling stockholders identified in this prospectus are the original investors and the placement agent in the private placement financing.
     The Series A preferred stock sold in the private placement financing is convertible at a fixed rate into an equivalent number of shares of common stock, subject to adjustment only in the event of stock splits, stock dividends, recapitalizations and similar events that would affect all of our stockholders. The Series A preferred stock accrues cash dividends at the rate of 7% per annum, payable upon declaration by our board of directors. The holders of Series A preferred stock are generally entitled to vote together with the holders of common stock, provided that the holders of Series A preferred stock are entitled to separately select one candidate to be considered for nomination to our board of directors. The Series A preferred stock has a liquidation preference equal to the original purchase price of the Series A preferred stock plus any accrued but unpaid dividends. The warrants are exercisable at any time during the period beginning November 4, 2007 (six months after their issuance) and ending May 4, 2013 (six years after their issuance). The exercise price for the warrants varies from $3.80 to $5.00 per share, depending on the time of exercise. The number of shares of common stock for which the warrants are exercisable, and the related exercise price per share, are subject to adjustment only in the event of stock splits, stock dividends, recapitalizations and similar events that would affect all of our stockholders. In connection with the financing, we agreed, subject to certain terms and conditions, to exercise our reasonable best efforts to register for resale under the Securities Act of 1933 the shares of common stock issuable upon conversion of the Series A preferred stock and exercise of the warrants, and the registration statement of which this prospectus forms a part reflects our efforts to fulfill this obligation.

     Each investor in the private placement financing represented to us that it purchased the shares of Series A preferred stock and warrants for its own account for investment only and not with a view to, or for sale in connection with, a distribution. Mr. Ken Wang, a principal of the largest investor in the financing (Chief China Resources Ltd. (Samoa)), will in accordance with the terms of the financing agreements and subject to evaluation by the nominating committee of our board of directors, be the preferred stockholders’ initial candidate to be considered for nomination to our board of directors.
     In connection with the private placement financing, we incurred expenses which included commissions to the placement agent, legal fees and other miscellaneous expenses of approximately $308,000. We also issued to the placement agent as partial consideration for its placement services, a warrant covering 300,000 shares of our common stock on the same terms as those set forth in the warrants issued in the financing.
THE OFFERING

Shares of common stock being registered for issuance upon the conversion of Series A preferred stock	1,759,307

Shares of common stock being registered for issuance upon the exercise of warrants	2,059,307

Total shares of common stock outstanding as of August 3, 2007	9,117,053

Total proceeds raised by us from the disposition of the common stock by the selling stockholders or their transferees	We will receive no proceeds from the disposition of shares of our common stock upon conversion of the Series A preferred stock by the selling stockholders or their transferees.

We could receive gross proceeds of up to $7,825,400 (based on an exercise price of $3.80 per share), and up to $10,296,500 (based on an exercise price of $5.00 per share), from the exercise of the 2,059,307 warrants covered by the registration statement of which this prospectus forms a part.

NASDAQ Global Market symbol	BHIP

Risk factors	See “Risk Factors” beginning on page 4 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus, or incorporated by reference herein, before deciding whether to invest in our shares of common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In such case, you may lose all or part of your original investment.
Risk Factors Related To Our Business and Industry
We May Continue To Experience Substantial Negative Cash Flows, Which May Have A Significant Adverse Effect On Our Business And Could Threaten Our Solvency.
     We have experienced substantial negative cash flows during the years ended December 31, 2005 and 2006, primarily due to increase in investment in 2005 as well as declines in our revenues without as much proportional decreases in expenditures in 2006. If this trend continued, the decreasing cash balance could impair our ability to support our operations and, eventually, threaten our solvency, which would have a material adverse effect on our business, results of operations and financial condition as well as our stock price. Negative cash flows and the related adverse market perception associated therewith may have negatively affected, and may in the future negatively affect, our ability to attract new distributors and/or sell our products. There can be no assurance that we will be successful in maintaining an adequate level of cash resources and we could be forced to act more aggressively in the area of expense reduction in order to conserve cash resources as we look for alternative solutions.
If We Continue To Experience Negative Cash Flows, We May Need To Seek Debt Or Equity Financing, Which May Not Be Available On Acceptable Terms Or At All. If Available, It Could Have A Dilutive Effect On The Holdings Of Existing Stockholders.
     Unless we are able to stabilize or grow revenues, control expenses and achieve positive cash flows, our ability to support our obligations could be impaired and our liquidity could be adversely affected and our solvency and our ability to repay our debts when they come due could be threatened. We may need to seek additional debt or equity financing on acceptable terms in order to improve our liquidity. However, we may not be able to obtain additional debt or equity financing on satisfactory terms, or at all, and any new financing could have a dilutive effect to our existing stockholders.
We Face Risks Related To An SEC Investigation And Securities Litigation That Could Have A Material Adverse Effect On Our Relationships With Our Distributors, Business, Financial Condition And Results Of Operations. We May Face Additional Litigation In The Future That Could Also Harm Our Business.
     In October 2006, the SEC issued a formal order of investigation to determine whether there have been violations of the federal securities laws by us and/or others involved with us. Although we have fully cooperated with the SEC in this matter and intend to continue to fully cooperate, we cannot predict when this investigation will be completed or its outcome. We could face sanctions in connection with any resolution of the SEC investigation, including but not limited to, significant monetary penalties and injunctive relief.
     In addition, we and certain of our directors and former officers have been named as defendants in a securities class action lawsuit. Due to the volatility of the stock market and particularly the stock prices of network marketing companies, it is possible that we will face additional class action lawsuits in the future. The findings and outcome of the SEC investigation may affect the class action and other lawsuits that are pending and any future litigation that we may face.
     Any settlement of the class action and other litigation or any resolution of the SEC investigation may involve significant cash payments that could create or increase negative cash flows. If we are unable to achieve a settlement of the class action and other litigation, we could be liable for large damage awards. There can be no assurance that damage awards, if any, and the costs of litigation will be covered by insurance. If not, this could have a material adverse effect on our business, results of operations and financial condition.

     Defending against existing and potential litigation and other governmental proceedings may continue to require significant attention and resources of our management. There can be no assurance that the significant time and effort spent will not adversely affect our business, financial condition and results of operations.
We Could Be Adversely Affected By Additional Audit Committee Investigations.
     From time to time, the Audit Committee of our Board of Directors may investigate, or employ an independent investigator to investigate, reported or suspected violations of laws, ethics, or policies by our officers, directors, employees or consultants. Any discovery of wrongdoing resulting from any such investigation, or any disclosure of any such investigation or its results, could have material adverse consequences for us.
Continued Adverse News About Us Could Have A Material Adverse Effect On Our Ability To Attract And Maintain Distributors.
     Our recent operating performance, changes in management, decline in stock price, SEC investigation of us and lawsuits filed against us may have negatively affected, and may continue to negatively affect, our ability to attract and retain distributors, without whom we would be unable to sell our products and generate revenues.
We Could Be Adversely Affected By Additional Management Changes Or An Inability To Attract And Retain Key Management And Consultants.
     Our future success depends to a significant degree on the skills, experience and efforts of our top management and key consultants, particularly our management personnel responsible for our Hong Kong and MarketVision subsidiaries. In November 2005, we terminated two top employees, Mark Woodburn, former President and director of the Company, and Terry LaCore, former Chief Executive Officer of NHT Global and former director of the Company, due to misconduct. Although we have recently settled our disputes with these individuals, the recent changes in senior management may have had, and may in the future have, a material adverse effect on our business, results of operations and financial condition. We also depend on the ability of our executive officers and other members of senior management to work effectively as a team. The loss of one or more of our executive officers, members of our senior management, or key consultants could have a material adverse effect on our business, results of operations and financial condition. Moreover, as our business grows and evolves, we may require additional management members or consultants, and there can be no assurance that we will be able to locate, attract and retain them.
As A Network Marketing Company, We Rely On An Independent Sales Force And We Do Not Have Direct Control Over The Marketing Of Our Products.
     We rely on non-employee, independent distributors to market and sell our products. We have a large number of distributors and a relatively small corporate staff to implement our marketing programs and to provide motivational support and training to our distributors. Distributors may voluntarily terminate their agreements with us at any time, and there is typically significant turnover in our distributor ranks.
Since We Cannot Exert The Same Level Of Influence Or Control Over Our Independent Distributors As We Could Were They Our Own Employees, Our Distributors Could Fail To Comply With Our Distributor Policies And Procedures, Which Could Result in Claims Against Us That Could Harm Our Financial Condition And Operating Results.
     Our distributors are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if distributors were our own employees. As a result, there can be no assurance that our distributors will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our distributor policies and procedures. Extensive federal, state and local laws regulate our business, our products and our network marketing program. Because we have expanded into foreign countries, our policies and procedures for our independent distributors differ due to the different legal requirements of each country in which we do business. While we have implemented distributor policies and procedures designed to govern distributor conduct and to protect the goodwill associated with our trademarks and trade names, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status. Given the size and diversity of our distributor force, we experience problems with distributors from time to time, especially with respect to our distributors in foreign markets. Distributors often desire to enter a market, before we have received approval to do business, to gain an advantage in the marketplace. Improper distributor activity in new geographic markets could result in adverse publicity and can be particularly harmful to our ability to ultimately enter these markets. Violations by our distributors of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our independent distributors. If any of these events occur, the value of an investment in our common shares could be impaired.
We May Be Unable To Protect Or Use Our Intellectual Property Rights.
     We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Moreover, the laws of some countries in which we market our products may afford little or no effective protection of our intellectual property rights. The unauthorized copying or other misappropriation of our intellectual property could enable third parties to benefit from such property without paying us for it. For example, limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. This could have a material adverse effect on our business, operating results and financial condition. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. It is also possible that our use of our intellectual property rights could be found to infringe on prior rights of others and, in that event, we could be compelled to stop or modify the infringing use, which could be burdensome and expensive.
Claims May Arise Against Us From Unknown Oral Agreements And Misconduct of Former Officers and Directors.
     We have investigated oral agreements entered into and misconduct by Mark Woodburn, former President and director of the Company, and Terry LaCore, former Chief Executive Officer of NHT Global and former director of the Company. There can be no assurance that all such oral agreements and misconduct have been discovered. Additional discoveries could lead to claims and proceedings against us, our subsidiaries and their officers and directors. If it is determined that any conduct by Messrs. Woodburn and LaCore violated any law, there can be no assurance that we or one or more of our subsidiaries would not be subjected to prosecution or adverse proceedings. Any such claims, prosecutions or other proceedings and the cost of their defense could have a material adverse impact on our reputation, business and financial condition.
Adverse Publicity Associated With Our Products, Ingredients Or Network Marketing Program, Or Those Of Similar Companies, Could Harm Our Financial Condition And Operating Results.
     Adverse publicity concerning any actual or claimed failure ours or our distributors to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing of our products for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our ability to attract, motivate and retain distributors, which would negatively impact our ability to generate revenue. We cannot ensure that all distributors will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our products.
     In addition, our distributors’ and consumers’ perception of the safety and quality of our products and ingredients as well as similar products and ingredients distributed by other companies can be significantly influenced by national media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

     Network marketing systems such as ours are frequently subject to laws and regulations directed at ensuring that product sales are made to consumers of the products and that compensation, recognition, and advancement within the marketing organization are based on the sale of products rather than investment in the sponsoring company. We are subject to the risk that, in one or more of our present or future markets, our marketing system could be found not to comply with these laws and regulations or may be prohibited. Failure to comply with these laws and regulations or such a prohibition could have a material adverse effect on our business, financial condition, and results of operations. Further we may simply be prohibited from distributing products through a network-marketing channel in some foreign countries, or be forced to alter our compensation plan.
Our Failure To Maintain And Expand Our Distributor Relationships Could Adversely Affect Our Business.
     We distribute our products through independent distributors, and we depend upon them directly for all of our sales. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of distributors. Our direct selling organization is headed by a relatively small number of key distributors. The loss of a significant number of distributors, including any key distributors, could materially and adversely affect sales of our products and could impair our ability to attract new distributors. Moreover, the replacement of distributors could be difficult because, in our efforts to attract and retain distributors, we compete with other direct selling organizations, including but not limited to those in the personal care, cosmetic product and nutritional supplement industries. Our distributors may terminate their services with us at any time and, in fact, like most direct selling organizations, we have a high rate of attrition.
If The Number Or Productivity Of Independent Distributors Does Not Increase, Our Revenue Could Not Increase.
     To increase revenue, we must increase the number and/or the productivity of our distributors. We can provide no assurances that distributor numbers could increase or remain constant or that their productivity could increase. We experienced a 19% decrease in active distributors during 2006 (excluding KGC and the Kaire Entities which were sold during 2005 and 2006, respectively), following a 33% and 97% increase in active distributors in 2005 and 2004. The number of active distributors or their productivity may not increase and could decline in the future. Distributors may terminate their services at any time, and, like most direct selling companies, we experience a high turnover in our distributor ranks. We cannot accurately predict any fluctuation in the number and productivity of distributors because we primarily rely upon existing distributors to sponsor and train new distributors and to motivate new and existing distributors. Operating results could be adversely affected if our existing and new business opportunities and products do not generate sufficient economic incentive or interest to retain existing distributors and to attract new distributors.
Because Our Hong Kong Operations Account For A Majority Of Our Business, Any Adverse Changes In Our Business Operations In Hong Kong Would Materially Harm Our Business.
     In 2004, 2005 and 2006, approximately 56%, 62% and 67% of our revenue, respectively, was generated in Hong Kong. Various factors could harm our business in Hong Kong, such as worsening economic conditions or other events that are out of our control. For example, on April 12, 2004, a television program was aired in the People’s Republic of China with respect to the operations of our Hong Kong subsidiary and our representative office located in Beijing. The television program alleged that our Hong Kong operations engaged in fraudulent activities and sold products without proper permits. Due to the adverse publicity caused by the airing of the television program, revenues from Hong Kong declined significantly. There have been other isolated cases of alleged misconduct by our members in China. If the alleged misconduct of our members in China is finally determined to be illegal and attributable to us or our subsidiaries, then this could have a material adverse effect on our financial condition and results of operations.
Our Business In Hong Kong, Which Represented 67% Of Our Revenue In 2006, May Be Harmed By The Results Of Increased Government Scrutiny Of Our Current And Proposed Operations In China.
     Since 1998, direct selling has been restricted in China to ten companies that have an approval that we do not currently have. In November 2005, the Chinese government adopted an anti-multilevel marketing legislation ahead of its December 2005 adoption of legislation to legalize direct selling. The government has rigorously monitored multi-level marketing activities and enforced these laws. In the past, the government has taken significant actions against companies that the government found in violation of applicable laws. Governmental actions included shutting down their businesses and arresting alleged perpetrators. Consequently, a few of our direct selling peer companies have modified their business models and started selling to Chinese consumers through owned, leased or franchised retail outlets. We have not implemented a direct sales model in China although we have applied for a direct selling license. Instead, we have begun the initial launch of a Preferred Customer retail-only e-commerce model in China. This retail-only model would not have a compensation plan until such time as a direct selling license may be issued. Further, the Chinese entity will operate completely separate and apart from the Hong Kong entity, though a Chinese consumer may elect to participate separately in both. While it is not certain if the Chinese government will embrace this model, we believe that the China entity will be compliant as it will not be operating a direct selling model in China until it receives a direct selling license.
We Could Be Required To Modify Our Compensation Plan In China In A Way That Could Make It Less Attractive To Members, And This Could Have A Significant Adverse Effect On Our Revenue.
     We could be required to modify our compensation plan in China in a way that could make it less attractive to members. Any such modification to our compensation plan could, therefore, have a material adverse effect on revenue. Moreover, the business model that we anticipate implementing in China will likely involve costs and expenses that we do not generally incur in the e-commerce business that we have historically operated in other markets, including Hong Kong. As a result, the business that we ultimately are able to conduct in China could be materially less profitable than the e-commerce business that we have historically operated in Hong Kong.
Our E-Commerce Business In Hong Kong, Which Represents A Significant Portion Of Our Total Revenue, Could Be Adversely Affected By The Activities Of The Members in China, If Members In China Engage In Activities That Are Deemed To Violate China’s Anti-Multilevel Marketing Laws.
     While we have strictly forbidden any of our members in China to engage in activities that violate China’s anti-multilevel marketing laws, some of our members in China have engaged in such activities. In Dongguan, four of our members were detained for questioning in October 2005 with regard to possible violation of Chinese law regarding the maximum number of people who can attend a meeting as well as possible improper network marketing business activity. Charges were never filed and all individuals were released. In April, 2006, a media report indicated that someone was detained by Public Security in Changsha for investigation of similar allegations. We have not been able to determine if the individual in question is, in fact, a member and whether or not any laws were actually broken. Initial inquiries made by retained Chinese counsel indicate that no one is still being detained or has been charged. Reviews and investigations of such activities by government regulators, if any are commenced, could restrict our ability to conduct business.
     Most of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. We operate an e-commerce direct selling model in Hong Kong and recognize this revenue as being generated in Hong Kong. Orders are taken in Hong Kong. Commissions are earned by members in China based on the same binary model used by us throughout the world and are recorded and paid in Hong Kong and denominated in Hong Kong Dollars. Commission incomes are declared to the tax authorities in Hong Kong. Members who order the products register themselves with a Hong Kong address and tax identification number. None of the servers on which our Hong Kong e-commerce activities are conducted are located in China. Products purchased by members in China are delivered by us to a third party that acts as the importer of record under an agreement to pay applicable duties. From April 2005 through December 2005, the importer of record was a related party.
     We believe that the laws and regulations in China regarding direct selling and multi-level marketing are not specifically applicable to our Hong Kong based e-commerce activity. Nor are we aware of any specific laws or regulations in China, or any official interpretation thereof, that govern this Hong Kong centered e-commerce activity. However, there can be no assurance that such laws, regulations or interpretations will not be adopted in the future. Should such laws, rules or interpretations be adopted or should the government determine that our e-commerce activity violates China’s anti-multilevel marketing legislation, there could be a material adverse effect on our business, cash flow and financial statements. There is no way we can estimate the effect of such an adverse effect.
     Although we would attempt to work closely with both national and local governmental agencies in implementing our plans, our efforts to comply with national and local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling violations of anti-multi-level marketing legislation and any subjective interpretation of laws. Any determination that our operations or activities, or the activities of our employee sales representatives, distributors living outside of China or importers of record are not in compliance with applicable regulations could result in the imposition of substantial fines, extended interruptions of business, restrictions on our future ability to obtain business license or expand into new locations, substantially diminishing our ability to retain existing sales representatives and attract new sales representatives, changes to our business model, the termination of required licenses to conduct business, or other actions, all of which would harm our business.
If We Fail To Obtain A Direct Selling License In China, Our Future Business Could Be Harmed.
     The Chinese government has adopted new direct selling legislation as of December 1, 2005. We have submitted an application for a direct selling license in December 2005 and, after rules changes, re-submitted an application package in June 2006. We think we met all of the legal requirements, including capitalizing our Chinese entity with a $12.0 million cash infusion, but there can be no assurance that a license will be granted. We plan to operate a Preferred Customer retail-only e-commerce model in China that is linked to a member’s position in Hong Kong. If we are able to obtain a direct selling license in China, the license would provide us with more options to do business. If we do not, there would be some impact to us but it is not believed that it would materially adversely affect us under our proposed model.
Failure To Properly Pay Business Taxes, Including Those In China, Could Have A Material Adverse Effect.
     In the course of doing business we may be subject to various taxes, such as sales and use, value-added, franchise, income, and import duty. The failure to properly calculate, report and pay such taxes when we are subject to them could have a material adverse effect on our financial condition and results of operations. Moreover, any change in the law or regulations regarding such taxes, or any interpretation thereof, could result in an increase in the cost of doing business.
     Between April and December 2005, our Hong Kong subsidiary engaged a service provider to facilitate product importation into China and act, or engage another party to act, as the importer of record. The individual that owns that service provider was one of the directors of our wholly-owned Chinese subsidiary. We believe that the amount of duty paid to Chinese Customs on the imported goods by the importer of record was paid at the negotiated rate. However, there can be no assurance that Chinese Customs will not elect, in the future, to examine the duty paid, and if they conduct such examination, they may conclude that the valuation established was insufficient, resulting in an underpayment of duties. As a consequence, the importer of record could be required to pay additional duties and possible penalties to Chinese Customs. Additional duties could range between zero and $46.0 million, plus penalties. The extreme worst case was calculated using the highest possible assessment to the highest possible declared value and assuming that negotiated valuation practices do not apply. We believe that any such future assessment of additional duties or penalties would be made against and become the responsibility of the importer of record. There can be no assurance that we or our subsidiaries would not be assessed with such liability in the event that the importer of record is unable to pay all or part of such amount.
As We Continue To Expand Into Foreign Markets Our Business Becomes Increasingly Subject To Political And Economic Risks. Changes In These Markets Could Adversely Affect Our Business.
     We believe that our ability to achieve future growth is dependent in part on our ability to continue our international expansion efforts. However, there can be no assurance that we would be able to grow in our existing international markets, enter new international markets on a timely basis, or that new markets would be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any foreign market.
     Also, it is difficult to assess the extent to which our products and sales techniques would be accepted or successful in any given country. In addition to significant regulatory barriers, we may also encounter problems conducting operations in new markets with different cultures and legal systems from those encountered elsewhere. We may be required to reformulate certain of our products before commencing sales in a given country. Once we have entered a market, we must adhere to the regulatory and legal requirements of that market. No assurance can be given that we would be able to successfully reformulate our products in any of our current or potential international markets to meet local regulatory requirements or attract local customers. The failure to do so could have a material adverse effect on our business, financial condition, and results of operations. There can be no assurance that we would be able to obtain and retain necessary permits and approvals.

     In many markets, other direct selling companies already have significant market penetration, the effect of which could be to desensitize the local distributor population to a new opportunity, or to make it more difficult for us to recruit qualified distributors. There can be no assurance that, even if we are able to commence operations in foreign countries, there would be a sufficiently large population of potential distributors inclined to participate in a direct selling system offered by us. We believe our future success could depend in part on our ability to seamlessly integrate our business methods, including distributor compensation plan, across all markets in which our products are sold. There can be no assurance that we would be able to further develop and maintain a seamless compensation program.
An Increase In The Amount Of Compensation Paid To Distributors Would Reduce Profitability.
     A significant expense is the payment of compensation to our distributors, which represented approximately 51% of net revenues during 2006. Factors impacting the overall commission payout include the growth and depth of the distributor network, the distributor retention rate, the level of promotions, local promotional programs and business development agreements. We compensate our distributors by paying commissions, bonuses, and certain awards and prizes. We closely monitor the amount of compensation to distributors paid as a percentage of net sales and have recently implemented adjustments to our compensation plan to provide, in our view, a more viable and sustainable business model for both us and our distributors. There can be no assurance that these changes or future changes to our compensation plan or product pricing would be successful in maintaining the level of distributor compensation expense as a percentage of net sales. Furthermore, these changes may make it difficult to recruit and retain qualified and motivated distributors. An increase in compensation payments to distributors as a percentage of net sales will reduce our profitability. Under our current compensation plan, commissions may be limited to 65% of sales.
We Do Not Have Product Liability Insurance And Product Liability Claims Could Hurt Our Business.
     Currently, we do not have product liability insurance, although the insurance carried by our suppliers may cover certain product liability claims against us. Nevertheless, we do not conduct or sponsor clinical studies of our products. As a marketer of nutraceuticals, cosmetics and other products that are ingested by consumers or applied to their bodies, we may become subjected to various product liability claims, including that:
•	our products contain contaminants;

•	our products include inadequate instructions as to their uses; or

•	our products include inadequate warnings concerning side effects and interactions with other substances.
     If our suppliers’ product liability insurance fails to cover product liability claims or other product liability claims, or any product liability claims exceeds the amount of coverage provided by such policies or if we are unsuccessful in any third party claim against the manufacturer or if we are unsuccessful in collecting any judgment that may be recovered by us against the manufacturer, we could be required to pay substantial monetary damages which could materially harm our business, financial condition and results of operations. As a result, we may become required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future. Especially since we do not have direct product liability insurance, it is possible that product liability claims and the resulting adverse publicity could negatively affect our business.
Our Internal Controls And Accounting Methods Require Further Modification.
     We modified certain of our accounting policies and made other adjustments to our accounting for past transactions, which resulted in the restatement of our financial statements for each quarter in 2001, 2002, and 2003, for the years ended December 31, 2001, 2002, 2003, and 2005, as well as the first quarter in 2004. In connection with the restatement of our financial statements, many of the restatement items are the result of material weaknesses in our internal controls and procedures. Also, in November 2005, our top two officers at the time, Mark Woodburn and Terry LaCore, our President and the Chief Executive Officer of NHT Global U.S., respectively, were terminated due to management misconduct.
     We continue to develop controls and procedures and plans to implement additional controls and procedures sufficient to accurately report our financial performance on a timely basis in the foreseeable future. Nevertheless, we continue to have material weaknesses. If we are unable to develop and implement effective controls and procedures, we may not be able to report our financial performance on a timely basis and our business and stock price would be adversely affected.

Non-Compliance With Section 404 Of The Sarbanes-Oxley Act Of 2002 Could Materially Adversely Affect Us.
     The Securities Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which could require us to include in our annual reports on Form 10-K, beginning in fiscal 2007, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of such internal controls over financial reporting beginning in fiscal 2008. While we intend to diligently and thoroughly document, review, test and improve our internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act of 2002, if our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the price of our common stock.
We Rely On And Are Subject To Risks Associated With Our Reliance Upon Information Technology Systems.
     Our success is dependent on the accuracy, reliability, and proper use of information processing systems and management information technology. Our information technology systems are designed and selected to facilitate order entry and customer billing, maintain distributor records, accurately track purchases and distributor compensation payments, manage accounting operations, generate reports, and provide customer service and technical support. Although we acquired MarketVision—our distributor software service provider—during the first half of 2004, in part, to gain greater control over its operations, any interruption in these systems could have a material adverse effect on our business, financial condition, and results of operations.
     In connection with its acquisition of MarketVision Communications Corporation in 2004, we and MarketVision entered into a Software License Agreement (the “Software License Agreement”) dated as of March 31, 2004, with MarketVision Consulting Group, LLC (the “Licensee”), a limited liability company owned by John Cavanaugh, the President of MarketVision, and Jason Landry, a Vice President of MarketVision. The Software License Agreement was filed on April 15, 2004, as an Exhibit to our Current Report on Form 8-K filed on that date.
     Upon an Event of Default (as defined), the Software License Agreement grants, among other things, the Licensee with an irrevocable, exclusive, perpetual, royalty free, fully-paid, worldwide, transferable, sublicensable right and license to use, copy, modify, distribute, rent, lease, enhance, transfer, market, and create derivative works to the MarketVision software. An “Event of Default” under the Software License Agreement includes a “Share Default,” which is defined as our market value per share failing to equal or exceed $10.00 per share for any one rolling period of six months for a certain period following the acquisition of MarketVision. The last time that our stock closed at or above $10.00 per share was February 16, 2006, and a Share Default would otherwise have occurred on August 17, 2006. The parties to the Software License Agreement amended that agreement to provide that no Share Default would occur prior to December 31, 2006. No further amendments have been entered into, and as a result, we are currently in default.
     Although an Event of Default has occurred, we believe that we continue to have the right to continue using the MarketVision software for internal use only and not as an application service provider or service bureau, but may not rent, lease, license, transfer or distribute the software without the Licensee’s prior written consent. Moreover, we believe that we have the right to receive certain application service provider services from Licensee, if it chooses to do so. We do not believe that the occurrence of the Event of Default has had or will have a material adverse effect on us.
Regulatory Matters Governing Our Industry Could Have A Significant Negative Effect On Our Business.
     In both our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. There can be no assurance that we or our distributors are in compliance with all of these regulations. Our failure or our distributors’ failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues.

Direct Selling System
     Our direct selling system is subject to a number of federal and state regulations administered by the Federal Trade Commission (the “FTC”) and various state agencies as well as regulations in foreign markets administered by foreign agencies. Regulations applicable to direct selling organizations generally are directed at ensuring that product sales ultimately are made to consumers and that advancement within the organizations is based on sales of the organizations’ products rather than investments in the organizations or other non-retail sales related criteria. We are subject to the risk that, in one or more markets, our marketing system could be found not to be in compliance with applicable regulations. The failure of our direct selling system to comply with such regulations could have a material adverse effect on our business in a particular market or in general.
     We are also subject to the risk of private party challenges to the legality of our direct selling system. The regulatory requirements concerning direct selling systems do not include “bright line” rules and are inherently fact-based. An adverse judicial determination with respect to our direct selling system, or in proceedings not involving us directly but which challenge the legality of other direct selling marketing systems, could have a material adverse effect on our business.
     On April 12, 2006 the FTC issued a notice of proposed rulemaking which, if implemented, will regulate all sellers of “business opportunities” in the United States. The proposed rule would, among other things, require all sellers of business opportunities, which would likely include us, to (i) implement a seven day waiting period before entering into an agreement with a prospective business opportunity purchaser, and (ii) provide all prospective business opportunity purchasers with substantial information in writing at the beginning of the waiting period regarding the business opportunity, including information relating to: representations made as to the earnings experience of other business opportunity purchasers, the names and telephone numbers of recent purchasers in their geographic area, cancellation or refund policies and requests within the prior two years, certain legal actions against the company, its affiliated companies and company officers, directors, sales managers and certain others. The Direct Selling Association (the “DSA”) and other interested parties have filed over 17,000 comments with the FTC that are publicly available regarding the proposed rule through the FTC’s website at http://www.ftc.gov/os/comments/businessopprule/index.htm. The DSA and other interested parties also filed “rebuttal” comments with the FTC in September 2006. Based on information currently available, we anticipate that the final rule may require several years to become final and effective, and may differ substantially from the rule as originally proposed. Nevertheless the proposed rule, if implemented in its original form, would negatively impact our business in the United States.
Product Regulations
     The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of certain of our products are subject to extensive regulation by various federal agencies, including the U.S. Food and Drug Administration (“FDA”), FTC, the Consumer Product Safety Commission and the United States Department of Agriculture and by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. Failure by our distributors or us to comply with those regulations could lead to the imposition of significant penalties or claims and could materially and adversely affect our business. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and may adversely affect the marketing of our products, resulting in significant loss of sales revenues.
     On March 7, 2003, the FDA proposed a new regulation to require current Good Manufacturing Practices (“cGMPs”), affecting the manufacture, packing, and holding of dietary supplements. The proposed regulation would establish standards to ensure that dietary supplements and dietary ingredients are not adulterated with contaminants or impurities, and are labeled to accurately reflect the active ingredients and other ingredients in the products. It also includes proposed requirements for designing and constructing physical plants, establishing quality control procedures, and testing manufactured dietary ingredients and dietary supplements, as well as proposed requirements for maintaining records and for handling consumer complaints related to cGMPs. We are evaluating this proposal with respect to its potential impact upon the various contract manufacturers that we use to manufacture our products, some of whom might not meet the new standards.

Product Claims, Advertising and Distributor Activities
     Our failure to comply with FTC or state regulations, or with regulations in foreign markets that cover our product claims and advertising, including direct claims and advertising by us, as well as claims and advertising by distributors for which we may be held responsible, may result in enforcement actions and imposition of penalties or otherwise materially and adversely affect the distribution and sale of our products. Distributor activities in our existing markets that violate applicable governmental laws or regulations could result in governmental or private actions against us in markets where we operate. Given the size of our distributor force, we cannot assure that our distributors would comply with applicable legal requirements.
Transfer Pricing and Similar Regulations
     In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our United States or local entities and are taxed accordingly. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.
     Our principal domicile is the United States. Under tax treaties, we are eligible to receive foreign tax credits in the United States for taxes paid abroad. As our operations expand outside the United States, taxes paid to foreign taxing authorities may exceed the credits available to us, resulting in the payment of a higher overall effective tax rate on our worldwide operations.
     We have adopted transfer pricing agreements with our subsidiaries to regulate inter-company transfers, which agreements are subject to transfer pricing laws that regulate the flow of funds between the subsidiaries and the parent corporation for product purchases, management services, and contractual obligations, such as the payment of distributor compensation. In 2005, we implemented a foreign holding and operating company structure for our non-United States businesses. This new structure re-organized our non-United States subsidiaries in the Cayman Islands. Though our goal is to improve the overall tax rate, there is no assurance that the new tax structure could be successful. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge these agreements, plans, or arrangements, or require changes in our transfer pricing practices, we could be required to pay higher taxes, interest and penalties, and our earnings would be adversely affected.
     We believe that we operate in compliance with all applicable transfer pricing laws and we intend to continue to operate in compliance with such laws. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that those laws would not be modified, which, as a result, may require changes in our operating procedures.
Taxation Relating To Distributors
     Our distributors are subject to taxation, and in some instances legislation or governmental agencies impose an obligation on us to collect the taxes, such as value added taxes, and to maintain appropriate records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our distributors.
Other Regulations
     We are also subject to a variety of other regulations in various foreign markets, including regulations pertaining to employment and severance pay requirements, import/export regulations and antitrust issues. Our failure to comply or assertions that we fail to comply with these regulations could have a material adverse effect on our business in a particular market or in general.
     To the extent we decide to commence or expand operations in additional countries, government regulations in those countries may prevent or delay entry into or expansion of operations in those markets. In addition, our ability to sustain satisfactory levels of sales in our markets is dependent in significant part on our ability to introduce additional products into the markets. However, government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products.

Currency Exchange Rate Fluctuations Could Lower Our Revenue And Net Income.
     In 2006, approximately 89% of our revenue was recorded by subsidiaries located outside of North America. Revenue transactions and related commission payments, as well as other incurred expenses, are typically denominated in the local currency. Accordingly, our international subsidiaries use the local currency as their functional currency. The results of operations of our international subsidiaries are exposed to foreign currency exchange rate fluctuations during consolidation since we translate into U.S. dollars using the average exchanges rates for the period. As exchange rates vary, revenue and other operating results may differ materially from our expectations. Additionally, we may record significant gains or losses related to foreign-denominated cash and cash equivalents and the re-measurement of inter-company balances.
     We believe that our foreign currency exchange rate exposure is somewhat limited since the Hong Kong dollar is pegged to the U.S. dollar. We also purchase almost all inventories in U.S. dollars. Our foreign currency exchange rate exposure, mainly to Korean won, Singapore dollar, New Taiwan dollar, Japanese yen, Mexican peso, Chinese yuan, and Australia dollar, represented approximately 23% of our revenue in 2006. Our foreign currency exchange rate exposure would significantly increase if the Hong Kong dollar were no longer pegged to the U.S. dollar.
     Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Further, to date we have not attempted to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts.
Failure Of New Products To Gain Distributor And Market Acceptance Could Harm Our Business.
     An important component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products on a timely basis, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, limited capital resources, government regulations, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.
System Failures Could Harm Our Business.
     Because of our diverse geographic operations and our internationally applicable distributor compensation plans, our business is highly dependent on efficiently functioning information technology systems provided by MarketVision. The MarketVision systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures, computer viruses and worms, software defects and other events. They are also subject to break-ins, sabotage, acts of vandalism and similar misconduct. Despite precautions implemented by the staff of MarketVision, problems could result in interruptions in services and materially and adversely affect our business, financial condition and results of operations.
We Have A Limited Product Line.
     We offer a limited number of products under our NHT Global brand. Our Premium Noni Juice™, Skindulgence®, Alura® and La Vie™ products each account for a significant portion of our total sales and, together, account for a significant majority of our total sales. If demand for any of these four products decreases significantly, government regulation restricts the sale of these products, we are unable to adequately source or deliver these products, or we cease offering any of these products for any reason without a suitable replacement, our business, financial condition and results of operations could be materially and adversely affected.

We Do Not Manufacture Our Own Products So We Must Rely On Independent Third Parties For The Manufacturing And Supply Of Our Products.
     All of our products are manufactured by independent third parties. There is no assurance that our current manufacturers will continue to reliably supply products to us at the level of quality we require. In the event any of our third-party manufacturers become unable or unwilling to continue to provide the products in required volumes and quality levels at acceptable prices, we will be required to identify and obtain acceptable replacement manufacturing sources. There is no assurance that we will be able to obtain alternative manufacturing sources or be able to do so on a timely basis. An extended interruption in the supply of our products will result in a substantial loss of sales. In addition, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased product returns and buybacks.
The High Level Of Competition In Our Industry Could Adversely Affect Our Business.
     The business of marketing personal care, cosmetic, nutraceutical, and lifestyle enhancement products is highly competitive. This market segment includes numerous manufacturers, distributors, marketers, and retailers that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. Sales of similar products by competitors may materially and adversely affect our business, financial condition and results of operations.
     We are subject to significant competition for the recruitment of distributors from other direct selling organizations, including those that market similar products. Many of our competitors are substantially larger than we are, offer a wider array of products, have far greater financial resources and many more active distributors than we have. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors through an attractive compensation plan and other incentives. We believe that our compensation and incentive programs provide our distributors with significant earning potential. However, we cannot be sure that our programs for recruitment and retention of distributors would be successful.
Terrorist Attacks, Acts Of War, Epidemics Or Other Communicable Diseases Or Any Other Natural Disasters May Seriously Harm Our Business.
     Terrorist attacks, or acts of war or natural disasters may cause damage or disruption to us, our employees, our facilities and our customers, which could impact our revenues, expenses and financial condition. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility, such as the Chinese objection to the Taiwan independence movement and its resultant tension in the Taiwan Strait, could materially and adversely affect our business, results of operations, and financial condition in ways that we currently cannot predict. Additionally, natural disasters less severe than the Indian Ocean tsunami that occurred in December 2004 may adversely affect our business, financial condition and results of operations.
Risk Factors Related To Our Common Stock
Disappointing Quarterly Revenue Or Operating Results Could Cause The Price Of Our Common Stock To Fall.
     Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could fall substantially.
Our Common Stock Is Particularly Subject To Volatility Because Of The Industry In Which We Operate.
     The market prices of securities of direct selling companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the market price of our common stock.

There Is No Assurance That An Active Public Trading Market Will Continue.
     There can be no assurance that an active public trading market for our common stock will be sustained. If for any reason an active public trading market does not continue, purchasers of the shares of our common stock may have difficulty in selling their securities should they desire to do so and the price of our common stock may decline.
If Securities Analysts Do Not Publish Research Or Reports About Our Business Or If They Downgrade Our Stock, The Price Of Our Stock Could Decline.
     The trading market for our shares of common stock could rely in part on the research and reporting that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.
We Have Broad Discretion To Use The Proceeds Of Our Recent Private Placement Financing.
     We have broad discretion in spending the net proceeds generated by our May 2007 private placement of Series A preferred stock and warrants. We may spend most of the net proceeds from the private placement in ways that ultimately prove unsuccessful. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition, and may also require further funding, which could dilute stockholders’ ownership and cause a decline in the share price of our common stock.
Risk Factors Related To This Offering
The Exercise Of Outstanding Options Or Warrants, Or Conversion Of Our Series A Preferred Stock, May Result In Substantial Dilution And May Depress The Market Price Of Our Common Stock.
     As of August 3, 2007, we had outstanding 9,117,053 shares of common stock and also (i) options to purchase an aggregate of 151,000 shares of our common stock, with exercise prices between $1.00 and $10.34, (ii) warrants outstanding from our October 2004 private placement exercisable for 1,080,504 shares of our common stock at an exercise price equal to $12.47 per share, (iii) warrants outstanding from our May 2007 private placement exercisable for 2,059,307 shares of our common stock at an exercise price ranging from $3.80 to $5.00 per share, depending on the time of exercise, and (iv) 1,759,307 shares of Series A preferred stock, convertible into the same number of shares of common stock. If these options and warrants are exercised or the shares of Series A preferred stock are converted, and the shares of common stock issued upon such exercise or conversion are sold, our common stockholders may experience substantial dilution and the market price of our shares of common stock could decline. Further, the perception that such options and warrants might be exercised, or that the shares of Series A preferred stock might be converted, could adversely affect the market price of our shares of common stock. In addition, holders of such options and warrants are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable to us than those provided by the options and warrants. Further, while our options, warrants and shares of Series A preferred stock are outstanding, they may adversely affect the terms on which we could obtain additional capital.
Future Sales By Us Or Our Existing Stockholders Could Depress The Market Price Of Our Common Stock.
     If we or our existing stockholders sell a large number of shares of our common stock, the market price of our common stock could decline significantly. Further, even the perception in the public market that we or our existing stockholders might sell shares of common stock could depress the market price of the common stock.
USE OF PROCEEDS
     We will not receive any proceeds from the disposition of the shares of common stock by the selling stockholders or their transferees. We may receive gross proceeds of up to $7,825,400 (based on an exercise price of $3.80 per share), and up to $10,296,500 (based on an exercise price of $5.00 per share), upon the exercise of the 2,059,307 warrants covered by the registration statement of which this prospectus forms a part. As we cannot predict when or if we would receive such proceeds, we expect to use these proceeds, if received, for working capital purposes. The proceeds received from the securities sold in the May 2007 private placement financing are also intended to provide us additional working capital.
PRINCIPAL STOCKHOLDERS
     The following table shows the amount of the Company’s common stock beneficially owned (unless otherwise indicated) as of August 2, 2007 by (i) each stockholder we know is the beneficial owner of more than 5% of the Company’s common stock, (ii) each director or director nominee, (iii) each of the executive officers named in the Summary Compensation Table set forth under “Compensation of Named Executive Officers” in our proxy statement for the 2007 Annual Meeting of Stockholders, and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and generally includes those persons who have voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them.

	Amount and
	Nature of		Percent
	Beneficial		of
Name and Address of Beneficial Owner(1)	Ownership(2)		Class(2)

Officers and Directors (current and former):

Chris Sharng	148,180	(3)	1.6%

Timothy S. Davidson	28,750	(4)	*

Gary C. Wallace	31,000	(5)	*

John Cavanaugh	310,065	(6)	3.4%

Stephanie S. Hayano 220 Morsehill Road Millerton, NY 12546	0	(7)	*

Robert H. Hesse(8) 360 Thornton Road Englewood, NJ 07631	6,984	(9)	*

Anthony B. Martino	33,750		*

Randall A. Mason	140,446	(10)	1.5%

Stefan W. Zuckut	8,750	(11)	*

Directors and Executive Officers As a Group (8 persons)	804,091	(12)	8.8%

5% Or More Stockholders:

Chief China Resources Ltd. (Samoa) 18 Chaoyangmenwai Street, Suite B710 Full Link Plaza Beijing, China 100020	1,239,073	(13)	12.3%

Mark D. Woodburn(14) 809 Dominion Drive Southlake, TX 76092	544,501	(15)	6.0%

Terry A. LaCore(16) 3105 Brookhollow Lane Flower Mound, TX 75028	544,501	(17)	6.0%

* Indicates beneficial ownership of less than 1%
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Natural Health Trends Corp., 2050 Diplomat Drive, Dallas, Texas 75234.

(2)	Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of August 2, 2007 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person in accordance with Item 403 of Regulation S-K of the Securities Act 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 9,117,053 shares of common stock outstanding (excluding treasury shares) as of August 2, 2007.

(3)	Includes (i) 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Sharng and (ii) 142,712 shares of restricted stock subject to vesting over a three-year period. Mr. Sharng shares voting and investment power over 1,500 of the shares with his wife.

(4)	Includes 28,750 shares of restricted stock subject to vesting over a three-year period.

(5)	Includes 31,000 shares of restricted stock subject to vesting over a three-year period.

(6)	Includes (i) 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Cavanaugh and (ii) 187,677 shares of restricted stock subject to vesting over a three-year period.

(7)	Ms. Hayano is a former director of the Company and the former Chief Executive Officer of the Company.

(8)	Mr. Hesse is a former director of the Company and the former Interim Chief Executive Office of the Company, and therefore the shares beneficially owned by him are not included in “Directors and Executive Officers as a Group.”

(9)	Includes 1,984 shares of common stock issuable upon the exercise of warrants held by Mr. Hesse.

(10)	Includes (i) 27,399 shares owned by Marden Rehabilitation Associates, Inc., an entity controlled by Mr. Mason, and (ii) 31,363 shares of common stock owned by Magco, Inc, an entity controlled by Mr. Mason.

(11)	Includes 8,750 shares of restricted stock subject to vesting over a three-year period.

(12)	Includes (i) 78,968 shares that may be acquired upon the exercise of outstanding warrants that currently are exercisable by our directors and executive officers and (ii) 502,039 shares of restricted stock subject to vesting over a three-year period that are beneficially owned by our executive officers and a director.

(13)	Includes 941,171 shares of common stock that Chief China Resources Ltd. (“Chief China”) has the right to acquire upon conversion of 941,171 shares of Series A preferred stock. Excludes warrants to purchase 941,171 shares of common stock, which are not exercisable until November 4, 2007. Chief China is a limited partnership organized under the laws of Samoa, the principal business of which is investments. Ken Wang is the general partner of Chief China and as such Mr. Wong may direct the voting and disposition of the 1,239,073 shares held by Chief China.

(14)	Mr. Woodburn is a former director and the former President and Secretary of the Company, and therefore the shares beneficially owned by him are not included in “Directors and Executive Officers as a Group.”

(15)	Mr. Woodburn has provided to the Company information regarding his beneficial ownership of shares of the Company’s common stock, which the Company believes to be accurate. The indicated figure includes (i) 1,984 shares of common stock held by the LaCore and Woodburn Partnership, a general partnership with respect to which Mr. Woodburn is a general partner, (ii) 1,984 shares of common stock issuable upon the exercise of warrants held by the LaCore and Woodburn Partnership, and (iii) 540,533 shares of common stock that are pledged by Mr. Woodburn to secure a note payable to the Company.

(16)	Mr. LaCore is a former director of the Company and the former Chief Executive Office of NHT Global, Inc., and therefore the shares beneficially owned by him are not included in “Directors and Executive Officers as a Group.”

(17)	Mr. LaCore has provided to the Company information regarding his beneficial ownership of shares of the Company’s common stock, which the Company believes to be accurate. The indicated figure includes (i) 1,984 shares of common stock held by the LaCore and Woodburn Partnership, a general partnership with respect to which Mr. LaCore is a general partner, (ii) 1,984 shares of common stock issuable upon the exercise of warrants held by the LaCore and Woodburn Partnership, and (iii) 540,533 shares of common stock that are pledged by Mr. LaCore to secure a note payable to the Company.
SHARES ELIGIBLE FOR FUTURE SALE
     Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and our ability to raise equity capital in the future.
     Based on 9,117,053 shares of our common stock outstanding on August 2, 2007, as well as 151,000 shares issuable upon the exercise of outstanding options, 1,080,504 shares issuable upon exercise of the warrants issued as part of our October 2004 private placement, 1,759,307 shares issuable upon conversion of all outstanding shares of our Series A preferred stock and 2,059,307 shares issuable upon exercise of the warrants issued as part of our May 2007 private placement financing, upon completion of this offering we will have 14,167,171 shares of common stock outstanding or subject to outstanding securities that are exercisable for or convertible into shares of common stock. The 3,818,614 shares registered in this offering, the 960,186 shares issuable upon exercise of outstanding options and outstanding shares of restricted stock registered under separate registration statements on Form S-8, and the other outstanding shares of our common stock that are not “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act, are or will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is defined under Rule 144 under the Securities Act and the rules and regulations promulgated thereunder. The remaining outstanding shares of our common stock and shares of common stock issuable upon the exercise of our outstanding options or warrants may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or another rule promulgated under the Securities Act. The Rule 144 exemption is summarized below.
Rule 144
     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period the number of restricted shares that does not exceed the greater of:
•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 90,091 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC with respect to the sale.
     Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.
Registration Rights
     The terms of the agreements we entered into as part of our May 2007 private placement financing included the granting of certain registration rights to the original investors and the placement agent in the financing. The registration statement of which this prospectus forms a part is being filed as part of these obligations. We are obligated to file a registration statement no later than 60 days after the closing date of the financing (the “Filing Date”). We are also obligated to use reasonable best efforts to cause the registration statement to become effective within four calendar months of the closing date if the registration statement is not reviewed by the SEC, or within six calendar months of the closing date if the registration statement is reviewed by the SEC (the “Effectiveness Deadline”). We are required to file such amendments and supplements to the registration statement as may be necessary to keep the registration statement current and effective until the earlier of the date when all of the shares covered by the registration statement are sold or the stockholders may sell the shares under Rule 144(k) (the “Effectiveness Period”).
     We will pay all expenses relating to the filing of this registration statement, other than underwriting discounts and commissions and stock transfer taxes.
     We will be subject to certain financial penalties if we do not fully comply with our registration obligations. If the registration statement is not filed on or prior to the Filing Date, or if the registration statement is filed and declared effective, but thereafter ceases to be effective prior to the expiration of the Effectiveness Period due to an intentional and willful act by us without being succeeded immediately by a subsequent registration statement filed with SEC covering the shares into which the Series A preferred stock are convertible and for which the warrants are exercisable (the “Underlying Shares”), we will pay in cash an amount equal to 2% of the product of $1.70 times the number of shares of Series A preferred stock purchased by the holder. If the registration statement is not declared effective with respect to all of the Underlying Shares on or prior to the Effectiveness Deadline, we will pay in cash an amount equal to 2% of the product of $1.70 times the number of Underlying Shares that the holder obtained the right to acquire pursuant to the terms of the share and warrant purchase agreement and that were not registered under the registration statement; provided, however, that, with respect to the Underlying Shares that the holder has the right to acquire upon exercise of the warrant only, no damages will be due and payable with respect to any such Underlying Shares unless and until such time as the registration statement continues not to be effective with respect to some or all of such Underlying Shares and the closing per share market price of the common stock exceeds the then applicable per share exercise price of the warrant.
SELLING STOCKHOLDERS
     The shares of common stock being offered by the selling stockholders are shares of common stock issuable upon conversion of Series A preferred stock, and shares of common stock issuable upon exercise of the warrants which were sold by the Company in a private placement transaction. For additional information regarding the common shares and warrants, see “Prospectus Summary — Private Placement Financing.” This prospectus relates to the sale of up to 3,818,614 shares of our common stock for the selling stockholders named in the table below. A total of up to 1,759,307 shares of the common stock are issuable to the selling stockholders upon conversion of Series A preferred stock. A total of up to 2,059,307 of shares of the common stock are issuable to the selling stockholders upon the exercise of warrants to purchase our common stock. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Chief China Resources Ltd. (British Virgin Islands) acted as the placement agent in the 2007 private placement financing. See “Prospectus Summary — Private Placement Financing” for further information regarding the Chief China Resources Ltd. Except for that relationship and the ownership of the shares and warrants as set forth below, none of the selling stockholders have had any material relationship with us within the past three years.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders.
     In accordance with the terms of agreements with the holders of the Company’s shares of Series A preferred stock and warrants, this prospectus covers the resale of a number of shares of common stock into which the Series A preferred stock issued to the selling stockholders is convertible, plus the number of shares of common stock issuable upon exercise of the warrants, determined as if all of the outstanding shares of Series A preferred stock were converted, and as if the outstanding warrants were exercised in full, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the number of shares of common stock for which the warrants are exercisable, and the related exercise price per share, are subject to adjustment only in the events of stock splits, stock dividends, recapitalizations and similar events that would affect all of our stockholders, the number of shares that would actually be issued may be more or less than the number of shares being offered by this prospectus.
     The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
     The information provided below with respect to the selling stockholders has been obtained from the selling stockholders and is current as of July 27, 2007.
     Because the selling stockholders may sell none, all or some portion of the shares of common stock owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the selling stockholders provided the information regarding the shares of common stock owned by them, all or a portion of the shares of common stock owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
     Except as indicated, the selling stockholders are neither broker-dealers nor affiliates of broker-dealers that are NASD members.

	Shares of		Shares of	Percentage of
	Common	Shares of	Common	Common
	Stock Owned	Common	Stock Owned	Stock Owned
	Before the	Stock	After the	After the
Name of Selling Stockholder	Offering (1)	Offered (2)	Offering	Offering (3)

George Broady 751 Canyon Drive Coppell, TX 75229	198,400	152,800	122,000	1.3%
Gregory W. Olin 10933 Geis Woods S. Dr. Indianapolis, IN 46256	66,364	24,000	54,364	*
Craig-Hallum Partners (4)(5) 222 South Ninth Street, Suite 350 Minneapolis, MN 55402	245,903	411,764	40,021	*
Kevin P. Harris (5)(6) 222 South Ninth Street, Suite 350 Minneapolis, MN 55402	309,783	470,586	74,490	*
Robert J. Evans (5) 222 South Ninth Street, Suite 350 Minneapolis, MN 55402	29,411	58,822	0	*

	Shares of		Shares of	Percentage of
	Common	Shares of	Common	Common
	Stock Owned	Common	Stock Owned	Stock Owned
	Before the	Stock	After the	After the
Name of Selling Stockholder	Offering (1)	Offered (2)	Offering	Offering (3)
Bradley W. Baker (5) 222 South Ninth Street, Suite 350 Minneapolis, MN 55402	29,411	58,822	0	*
John L. Flood (5) 222 South Ninth Street, Suite 350 Minneapolis, MN 55402	29,410	58,820	0	*
James Henry Zavoral (5) 222 South Ninth Street, Suite 350 Minneapolis, MN 55402	29,411	58,822	0	*
Wenge Yang (5) 44668 Japala Place Fremont, CA 94539	20,000	40,000	0	*
Raymond Xerri (5)(7) 3490 Frederick Street Oceanside, NY	20,300	40,000	300	*
Joanne Yan 3405-1111 West Pender St. Vancouver, BC, Canada V6E 2P4	20,000	40,000	0	*
Randall Matkaluk 632 Crescent Blvd. SW Calgary, AB, Canada T2S IL2	20,000	30,000	5,000	*
Anthony P. Fierro 428 East 36th Avenue Vancouver, BC, Canada V5W 1C8	200,000	400,000	0	*
Cao Hui 21-6B Costal Rose Garden Narishan District Shen Zhen, Guangdong, China 510086	30,000	60,000	0	*
Qian Xin Hui D5-2-301 86 Ben Yuan Road Beijing, China 100101	34,000	32,000	18,000	*
Zhao Yan Tao Yue Hai Guo Ji Hua Yuan 27 Hao Lou 1004 Shi Guo Fang Lu 101 Hao Gong Be Qu Zhu Hai Shi Guangdong Sheng, China 519020	75,800	111,600	20,000	*

Chief China Resources Ltd. (Samoa)(8) 18 Chaoyangmenwai Street, Suite B710 Full Link Plaza Beijing, China 100020	1,239,073	1,882,342	297,902	3.3%

	Shares of		Shares of	Percentage of
	Common	Shares of	Common	Common
	Stock Owned	Common	Stock Owned	Stock Owned
	Before the	Stock	After the	After the
Name of Selling Stockholder	Offering (1)	Offered (2)	Offering	Offering
Chief China Resources Ltd. (British Virgin Islands)(1)(9) A1-D905, Chateau Edinburgh 1 Bai Jia Zhuang Lu Chao Yang Qu Beijing, China 100022	0	300,000	0	*

* Less than 1%.
(1)	The number of shares beneficially owned by the selling stockholders does not include a total of 2,059,307 shares issuable upon the exercise of warrants that are not exercisable within 60 days. Each of the selling stockholders holds warrants exercisable for shares of common stock, but is not currently deemed to be the beneficial owner of such shares of common stock, because the warrants cannot be exercised within 60 days. These warrants include a warrant to purchase 300,000 shares of common stock which was granted to Chief China Resources, Ltd. (British Virgin Islands) as partial compensation for financial advisory services performed with respect to the May 2007 private placement financing.
(2)	We have determined the number and percentage of shares of common stock owned after the offering by assuming that each of the selling stockholders will sell all of its shares being offered pursuant to this prospectus, but will not sell any other shares that they own. In fact, the selling stockholders may sell none, all or some portion of their holdings.
(3)	Any securities not outstanding that are subject to options or conversion privileges exercisable within 60 days of July 27, 2007 are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by a person holding such securities, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 9,117,053 shares of Common Stock outstanding (excluding treasury shares) as of July 27, 2007.
(4)	Craig-Hallum Partners is a partnership organized under the laws of the State of Delaware, the principal business of which is investments. Kevin P. Harris is the sole owner of Craig-Hallum Partners and as such may direct the voting and disposition of the 245,903 shares held by Craig-Hallum Partners.
(5)	Each of these stockholders is an affiliate of a broker-dealer that is an NASD member, acquired the securities in the ordinary course of business, and at the time of the acquisition of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.
(6)	Information for Mr. Harris includes 40,021 shares of common stock held by Craig-Hallum Partners, 205,882 shares of common stock issuable upon conversion of Series A preferred stock held by Craig-Hallum Partners, and 205,882 shares of common stock issuable upon exercise of warrants held by Craig-Hallum Partners. Mr. Harris is the sole owner of Craig-Hallum Partners, and as such may direct the voting and disposition of the shares held by Craig-Hallum Partners and may be deemed to be the beneficial owner of such shares.
(7)	Includes 300 shares held by two minor children of Mr. Xerri.
(8)	Includes 941,171 shares of common stock that Chief China (Samoa) has the right to acquire upon conversion of 941,171 shares of Series A preferred stock. Excludes warrants to purchase 941,171 shares of common stock, which are not exercisable until November 4, 2007. Chief China (Samoa) is a limited partnership organized under the laws of Samoa, the principal business of which is investments. Ken Wang is the general partner of Chief China (Samoa) and as such Mr. Wang may direct the voting and disposition of the 1,239,073 shares held by Chief China (Samoa).
(9)	Chief China (BVI) is a limited partnership organized under the laws of the British Virgin Islands, the principal business of which is investments. Ken Wang is the general partner of Chief China (BVI) and as such Mr. Wang may direct the voting and disposition of any shares held by Chief China (BVI).
PLAN OF DISTRIBUTION
     We are registering the shares of common stock on behalf of the selling stockholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by our company, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of common stock, which will be borne by the selling stockholders. We have also agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Sales of shares of common stock may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on NASDAQ, in the over-the-counter market, in privately negotiated transactions, through put or call options transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices, and by using any other method permitted pursuant to applicable law. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares of common stock by the selling stockholders.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of common stock or of securities convertible into or exchangeable for the shares of common stock in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the shares of common stock offered by this prospectus, which the broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).
     The selling stockholders may make these transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares of common stock for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(7) or other applicable provision of the Securities Act of 1933 modifying the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers that act in connection with the sale of shares of common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers or any profit on the resale of the shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     Because the selling stockholders may be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. Our company has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act and other applicable Exchange Act rules will apply to their sales in the market. In addition, our company has made copies of this prospectus available to the selling stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.
     The selling stockholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of Rule 144.
     Upon our company being notified by a selling stockholder that a material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:
•	the name of each selling stockholder and of the participating broker-dealer(s);

•	the number of shares of common stock involved;

•	the initial price at which shares of common stock were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

     In addition, upon our company being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.
     Our Certificate of Incorporation, as amended, also contains provisions to indemnify the directors and officers, or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as officers or directors.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Locke Liddell & Sapp PLLC, Dallas, Texas.
EXPERTS
     The consolidated financial statements as of December 31, 2006 and for the year then ended incorporated by reference in this prospectus have been so included in reliance on the report of Lane Gorman Trubitt, L.L.P., an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements as of December 31, 2004 and 2005 and for the years then ended incorporated by reference in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement or the schedules, exhibits and amendments to the registration statement. You should refer to the registration statement and its exhibits and schedules for further information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document. Certain information is also incorporated by reference into this prospectus as described under “Incorporation of Documents by Reference.”

     You may read and copy information omitted from this prospectus but contained in the registration statement at the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed electronically with the SEC are available at the SEC’s world wide web site at http://www.sec.gov.
     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and web site of the SEC referred to above. We also furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a web site at www.naturalhealthtrendscorp.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our web site as soon as reasonably practicable after this material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at that site.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in our common stock. We are incorporating by reference the documents listed below:
•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006; and

•	Our Quarterly Reports on Form 10-Q for each of the fiscal quarters ended March 31, 2007 and June 30, 2007; and

•	The description of our shares of common stock contained in our Form 8-A dated June 20, 1995; and

•	Our Forms 8-K filed on January 9, 2007, February 26, 2007, March 6, 2007, March 19, 2007, April 17, 2007, April 26, 2007, May 9, 2007, May 16, 2007 and May 30, 2007; and

•	All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.
     We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus. If you would like a copy of any of these documents, at no cost, please write or call us at:
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, Texas 75234
(972) 241-4080
Attn: General Counsel
     Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superceded if information contained in the prospectus modifies or replaces this information.